FILED BY GREENPOINT FINANCIAL CORP.
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                     SUBJECT COMPANY: GREENPOINT FINANCIAL CORP.
                                                     COMMISSION FILE NO. 0-22516


THE FOLLOWING IS A LETTER TO ALL EMPLOYEES OF GREENPOINT FINANCIAL CORPORATION FROM THOMAS S. JOHNSON, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF GREENPOINT FINANCIAL CORP.

My Fellow GreenPoint Employees and Shareholders:

We announced today a major step in strengthening GreenPoint's ability to grow and prosper. GreenPoint is being acquired by North Fork Bank, a merger that will create a powerful New York area banking franchise and provide greater support for the continued growth of GreenPoint Mortgage and a lower risk profile for GreenPoint Credit.

The combined company will have more than $50 billion in assets, $30 billion in deposits and projected earnings of more than $1 billion annually. I am very proud of the fact that the GreenPoint brand will remain intact. GreenPoint Mortgage and GreenPoint Credit will continue to exist as they do today. For the retail banking business, the GreenPoint brand will co-exist with the North Fork brand, with the North Fork branded branches focused primarily on commercial banking and the GreenPoint branded branches focused on consumer banking. As a result, there should be very little, if any, customer impact.

As I have said many times over the years, our goal, as employees and shareholders, is to maximize long-term shareholder value. Towards that end, we have succeeded in making GreenPoint one of the highest performing banks in the country as measured by return on assets, return on equity and total return to shareholders.

North Fork is an equally high performing company on these same measures. In fact, GreenPoint and North Fork often exchange places within the top ten of the fifty largest banking companies in the country. The addition of GreenPoint's profitability and balance sheet strength is expected to add significantly to North Fork's growth and profitability, and to its franchise value.

The Board and the senior management team unanimously believe that this sale is the best means of unlocking the true value of GreenPoint's earnings power for our shareholders. North Fork has a significantly higher price-to-earnings ratio, making it possible for them to offer a significant premium to where our stock was trading prior to the recent speculation about GreenPoint.

I believe this sale will also be good in the long term for most of you, both as shareholders and as employees. As shareholders, you will share in the increased valuation that should occur as the benefits of the merger are realized. As employees most of you will benefit because North Fork intends to retain most of our employees, and the combined company will be able to offer significant opportunities for growth and advancement.

GreenPoint Mortgage and GreenPoint Credit will continue to be managed as they are today. Most GreenPoint retail branches will continue to operate as they do today, under the GreenPoint brand. There will be some consolidation, principally among corporate staff and back office/operations functions. However, throughout the process, we have been sensitive to the impact of the sale on GreenPoint employees.

I know there are many questions that all of you have on how the sale of the Company will affect you personally as an employee. We cannot answer all of those questions today, but we and our partners at North Fork are committed to getting answers to you just as soon as we possibly can. We will begin sending out information shortly, and will keep you informed as we move towards a closing date for the transaction sometime in the second half of the year. You will also be hearing shortly from the senior management of North Fork.

Last, but certainly not least, I can tell you that once the merger has been completed, the remaining shares in GreenPoint's Employee Stock Ownership Plan will be allocated to eligible active participants who are with GreenPoint on


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the day the acquisition is consummated. This represents a significant addition to your retirement savings. You will receive more information as we move forward.

In the meantime, we will continue to operate our businesses as we have, with a focus on profitability, growth and building strong customer relationships.

Thank you again for all your contributions to GreenPoint's success. I wish you equal success in the future with our new company under the North Fork corporate identity.


                                                 Tom Johnson


Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about North Fork and GreenPoint, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Corporate Secretary, 631-844-1252; or GreenPoint Financial Corp., 90 Park Avenue, New York, New York 10016; Attention: Richard Humphrey, 212-834-1201.

The respective directors and executive officers of North Fork and GreenPoint and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding North Fork's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by North Fork on March 21, 2003, and information regarding GreenPoint's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by GreenPoint on March 28, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between North Fork Bancorporation, Inc. ("North Fork") and GreenPoint Financial Corp. ("GreenPoint"), including future financial and operating results, North Fork's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork's and GreenPoint's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork's and GreenPoint's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither North Fork nor GreenPoint assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.